NEWS

Sequans Communications
Unaudited Second Quarter 2026 Preliminary Financial Results

PARIS - August 4, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT semiconductor solutions, today announced preliminary unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Summary Preliminary Unaudited Results Table:

(in US$ millions, except share and per share data)	Q2 2026	Q1 2026 (1)	Q2 2025 (2)
Revenue	$7.5	$6.1	$8.1
Gross profit	$2.5	$2.3	$5.2
Gross margin (%)	32.9%	37.7%	64.4%
Operating income (loss)	($7.2)	($50.5)	($8.5)
Net profit (loss)	($9.8)	($76.2)	($9.0)
Diluted income (loss) per ADS	($0.65)	($5.23)	($3.53)
Non-IFRS diluted income (loss) per ADS (3)	($0.27)	($1.41)	($3.14)
Weighted average number of diluted ADS (IFRS)	14,983,376	14,576,046	2,540,605
Weighted average number of diluted ADS (Non-IFRS)	14,983,376	14,576,046	2,540,605
(1) The financial results for Q1 2026 differ from the preliminary unaudited results disclosed in the Company’s May 5, 2026 earnings press releases. The changes primarily relate to the re-evaluation of the value of the convertible debt upon the amendment on February 10, 2026 to permit the full redemption of the notes.
(2) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s July 31, 2025 earnings press releases. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.
(3) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3.

"Our IoT semiconductor business delivered a strong second quarter, with revenue of $7.5 million, exceeding our guidance range and representing 23% growth compared to the first quarter of 2026," said Dr. Georges Karam, CEO of Sequans. "Product sales drove the vast majority of this performance, increasing more than 80% year-over-year, a clear reflection of the ongoing conversion of our design-win pipeline. We now have more than 40 design-win projects in mass production, representing 55% of our $300 million three-year product revenue pipeline. We also secured our first drone customer in the quarter, reflecting the strong interest we are seeing in our RF transceiver technology for drone and defense applications. With a growing backlog extending into 2027 and multiple active licensing discussions underway, we believe Sequans is well positioned to continue scaling its business and advance toward cash-flow break-even."

Dr. Karam added, "We have also taken meaningful steps to simplify our capital structure and sharpen our focus on our core IoT strategy. Following the full redemption of our convertible debt in May, we have continued to reduce our Bitcoin position in a disciplined and opportunistic manner, ending the quarter with $21 million in cash and 314 Bitcoin on the balance sheet. We enter the second half of 2026 with a debt-free balance sheet, strong financial flexibility, and what we believe is an increasingly compelling story across our 4G product portfolio, our RF and defense platform, and our 5G eRedCap roadmap."

Second Quarter 2026 Financial Summary:

Revenue: Total revenue was $7.5 million, an increase of 23.2% compared to the first quarter of 2026. Compared to the second quarter of 2025, this represents a decrease of 8.4%. The second quarter of 2025 included significant license and services revenue from Qualcomm related to the 2024 transaction. Excluding these revenues, revenue for the second quarter of 2026 increased 84.2% year over year.
Product sales accounted for the vast majority of revenue in the second quarter 2026, increasing 39.4% compared to the first quarter of 2026 and 83.7% compared to the second quarter of 2025.

Gross margin: Gross margin was 32.9% compared to 37.7% in the first quarter of 2026 and 64.4% in the second quarter of 2025, reflecting higher product sales in the revenue mix in the second quarter of 2026 compared with the prior periods. Gross margin in the second quarter of 2025 included a 36%pts benefit from the Qualcomm transaction.

Sequans reports unaudited second quarter 2026 financial results

Operating loss: Operating loss was $7.2 million compared to operating loss of $50.5 million in the first quarter of 2026 and $8.5 million in the second quarter of 2025. The operating loss in the second and the first quarter of 2026 included unrealized losses on impairment of the value of our Bitcoin investment of $3.0 million and $29.3 million, respectively, and a realized net gain of $5.3 million in the second quarter of 2026 and a realized net loss of $11.7 million in the first quarter of 2026, on the sales of Bitcoin primarily to finance the redemption of the convertible debt and to strengthen the cash position on the balance sheet.

Net loss: Net loss was $9.8 million, or ($0.65) per diluted ADS, in the second quarter of 2026 compared to net loss of $76.2 million, or ($5.23) per diluted ADS, in the first quarter of 2026 and net loss of $9.0 million, or ($3.53) per diluted ADS, in the second quarter of 2025. Net loss in the first quarter of 2026 included non-cash gains on the change in value of the embedded derivative related to compound financial instruments issued in July 2025 for $10.6 million off-set by non-cash loss of $31.5 million on the early extinguishment of debt.
Net loss in the second quarter included net interest expense of $2.4 million and $4.9 million in the first quarter of 2026, that was primarily non-cash and related to the IFRS accounting for the convertible debt issued in July 2025.

Non-IFRS loss: Excluding non-cash impairment of digital assets, non-cash stock-based compensation, the non-cash impact of the fair-value, non-cash loss on early extinguishment of debt, and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $4.0 million, or ($0.27) per diluted ADS in the second quarter of 2026 compared to non-IFRS net loss of $20.6 million or ($1.41) per diluted ADS in the first quarter of 2026, and non-IFRS net loss of $8.0 million or ($3.14) per diluted ADS, in the second quarter of 2025.

Cash: Cash and cash equivalents at June 30, 2026 totaled $21.0 million compared with $10.6 million at March 31, 2026.

Digital assets: At June 30, 2026, the Company held 314 Bitcoin with a market value of $18.4 million all of which is unrestricted and available for sale. This compares to Bitcoin holdings on March 31, 2026 of 1,514 Bitcoin with a market value of $103.2 million at the end of March 2026 and of which 1,217 Bitcoin ($82.9 million) were pledged as security.

Conference Call Details

Date: Tuesday, August 4, 2026
Time: 8:00 a.m. ET / 14:00 CET

The live webcast will be available on the Sequans Investor Relations website at https://sequans.com/investor-relations/investor-materials/.

To participate via telephone, please register in advance using this link: https://register-conf.media-server.com/register/BIabb1f7fac10a45dcbe122938051f361e. Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

Those who wish to join the live webcast can access it here: : https://edge.media-server.com/mmc/p/ttvnxt2o/

The company suggests participants for both the conference call and those listening via the web dial in or sign on at least 15 minutes in advance of the call.

For those unable to participate in the live event, a replay will be available on the company's website after 9:00 a.m. ET.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to financial condition, results of operations and business of Sequans, product revenue pipeline, bitcoin treasury and business strategy for 2026 and beyond. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Sequans reports unaudited second quarter 2026 financial results

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, our planned exit fom our Bitcoin treasury strategy and potential adverse reactions or changes to business relationships resulting from the implementation of the Bitcoin treasury initiative and fluctuations on the value of Bitcoin and the implications of a decline in the value of Bitcoin on our collateral requirements. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars, our ability to convert our product pipeline and design wins into revenue, and a decline in the value of Bitcoin. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2025 and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law. All financial results described in this earnings release should be considered preliminary and are subject to change due to the finalization of the re-evaluation of the value of the convertible debt.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash impairment of digital assets, non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, and effective interest adjustments related to the convertible debt with embedded derivatives and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) and RF transceiver solutions for software-defined applications. Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes, as well as mission-critical deployments in space and defense.

Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap and eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Sequans RF transceiver solutions enable highly flexible, programmable wireless systems optimized for performance and resilience in demanding environments. The company also provides advanced design services and technology licensing.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.
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Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports unaudited second quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2026.	March 31, 2026 (1)	June 30, 2025 (2)

Revenue	7,459	6,054	8,142
Cost of revenue	(5,005)	(3,771)	(2,900)
Gross profit	2,454	2,283	5,242
Research and development expense	(7,541)	(7,368)	(8,489)
Sales and marketing expense	(2,059)	(2,023)	(2,198)
General and administrative expense	(2,333)	(2,375)	(3,019)
Digital asset Impairment losses	(3,007)	(29,334)	—
Digital asset gain (loss) on sales, net	5,275	(11,683)	—

Total operating income (expenses)	(9,665)	(52,783)	(13,706)
Operating profit (loss)	(7,211)	(50,500)	(8,464)
Financial income (expense):
Interest income (expense), net	(2,384)	(4,855)	138
Change in fair value of derivative financial instruments	170	10,630	—
Gain (loss) on debt extinguishment	—	(31,498)	—
Foreign exchange gain (loss)	(135)	153	(476)
Profit (Loss) before income taxes	(9,560)	(76,070)	(8,802)
Income tax expense	(212)	(146)	(154)
Profit (Loss)	$(9,772)	$(76,216)	$(8,956)
Attributable to:
Shareholders of the parent	(9,772)	(76,216)	(8,956)
Minority interests	—	—	—
Basic income (loss) per ADS	($0.65)	($5.23)	($3.53)
Diluted income (loss) per ADS	($0.65)	($5.23)	($3.53)
Weighted average number of ADS used for computing:
— Basic	14,983,376	14,576,046	2,540,605
— Diluted	14,983,376	14,576,046	2,540,605
(1) The financial results for the three months ended March 31, 2026 differ from the preliminary unaudited results disclosed in the Company’s May 5, 2026 earnings press releases. The changes primarily relate to the re-evaluation of the value of the convertible debt upon the amendment on February 10, 2026 to permit the full redemption of the notes.
(2) The financial results for the six months ended June 30, 2025 differ from the preliminary unaudited results disclosed in the Company’s July 31, 2025 earnings press releases. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited second quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2026	2025 (1)

Revenue	13,513	16,196
Cost of revenue	(8,776)	(5,763)
Gross profit	4,737	10,433
Other operating Income (expenses)		—
Research and development expense	(14,909)	(15,712)
Sales and marketing expense	(4,082)	(4,553)
General and administrative expense	(4,708)	(5,470)
Digital asset Impairment losses	(32,341)	—
Digital asset losses on sales, net	(6,408)	—

Total operating income (expenses)	(62,448)	(25,735)
Operating profit (loss)	(57,711)	(15,302)
Financial income (expense):
Interest income (expense), net	(7,239)	506
Change in fair value of derivative financial instruments	10,800	—
Gain (loss) on debt extinguishment	(31,498)	—
Foreign exchange gain (loss)	18	(993)
Profit (Loss) before income taxes	(85,630)	(15,789)
Income tax expense	(358)	(435)
Profit (Loss)	$(85,988)	$(16,224)
Attributable to:
Shareholders of the parent	(85,988)	(16,224)
Minority interests	—	—
Basic income (loss) per ADS	($5.82)	($6.42)
Diluted income (loss) per ADS	($5.82)	($6.42)
Weighted average number of ADS used for computing:
— Basic	14,778,513	2,528,226
— Diluted	14,778,513	2,528,226
(1) The financial results for the six months ended June 30, 2025 differ from the preliminary unaudited results disclosed in the Company’s July 31, 2025 earnings press releases. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited second quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2026	2025
ASSETS
Non-current assets
Property, plant and equipment	$3,824	$4,299
Intangible assets	8,261	8,522
Goodwill	3,676	3,676
Digital assets pledge as collateral for convertible debt	—	141,505
Digital assets, unrestricted	18,376	45,686
Deposits and other receivables	746	2,161
Prepaid expenses	1,891	2,213
Other non-current financial assets	397	409
Total non-current assets	37,171	208,471
Current assets
Inventories	4,007	3,933
Trade receivables	5,092	3,278
Contract assets	169	98
Prepaid expenses	2,554	2,564
Other receivables	7,954	5,953
Research tax credit receivable	5,700	5,898
Cash and cash equivalents	20,972	13,386
Total current assets	46,448	35,110
Total assets	$83,619	$243,581
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 1,525,077,202 shares authorized, issued and outstanding at June 30, 2026 (1,599,589,702 shares at December 31, 2025)	$17,858	$18,718
Share premium	177,169	185,598
Other capital reserves	78,459	77,515
Treasury shares	(933)	(9,363)
Accumulated deficit	(231,062)	(145,074)
Other components of equity	223	284
Total equity	41,714	127,678
Non-current liabilities
Government research financing	2,354	3,297
Lease liabilities	1,230	1,225
Trade payables and other non-current liabilities	200	1,360
Provisions	2,261	2,112
Deferred tax liabilities	127	129
Contract liabilities	2,273	3,157
Total non-current liabilities	8,445	11,280
Current liabilities
Trade payables	10,032	10,081
Convertible debt	—	56,422
Convertible debt embedded derivative	—	10,800
Lease liabilities	73	601
Government loan	—	979
Government research financing	3,614	4,308
Contract liabilities	5,932	7,224
Income tax liabilities - Parent	3,047	3,124
Other current liabilities and provisions	10,762	11,084
Total current liabilities	33,460	104,623
Total equity and liabilities	$83,619	$243,581

Sequans reports unaudited second quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2026	2025 (1)
Operating activities
Loss before income taxes	$(85,630)	(15,789)
Adjustments to reconcile profit before tax to net cash flows
Depreciation and impairment of property, plant and equipment	1,177	1,538
Amortization and impairment of intangible assets	1,576	1,586
Impairment of digital assets	32,341	—
Share-based payment expense	944	1,893
Decrease in provision	(1,785)	(92)
Interest expense, net	7,239	(508)
Change in the fair value of convertible debt embedded derivative	(10,800)	—
Loss (gain) on debt extinguishment, net of non-cash transaction costs	31,498	—
Foreign exchange loss (gain)	(5)	(525)
Loss (gain) on disposal of intangible and tangible assets	(3)	12
Loss on digital assets	6,408	—
Working capital adjustments
Decrease in trade receivables and other receivables	(2,686)	3,066
Decrease (increase) in inventories	1,930	48
Increase in research tax credit receivable	210	(509)
Increase (decrease) in trade payables and other liabilities	(678)	644
Increase (Decrease) in contract liabilities	(2,655)	(5,146)
Increase in government grant advances	(1,402)	2,044
Income tax paid	(716)	(586)
Net cash flow used in operating activities	(23,037)	(12,324)
Investing activities
Purchase of intangible assets and property, plant and equipment	(2,593)	(1,109)
Proceeds from sale of digital assets	130,065	—
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	—	(2,440)
Sale (Purchase) of financial assets	102	(151)
Decrease (increase) of short-term deposit	—	30,000
Interest received	77	990
Net cash flow from (used in) investing activities	127,651	27,290
Financing activities
Proceeds from exercise of pre-funded and common warrants	73	—
Proceeds (repayment of) from interest-bearing receivables financing	—	(3,742)
Purchase of treasury shares	(933)	—
Payment of lease liabilities	(498)	(749)
Repayment of convertible debt	(94,500)	—
Repayment of government loans	(734)	(678)
Repayment of loans	—	(420)
Repayment of interest-bearing research project financing	(80)	(395)
Interest paid	(356)	(637)
Net cash flows from (used in) financing activities	(97,028)	(5,492)
Net increase in cash and cash equivalents	7,586	9,474
Net foreign exchange difference	—	33
Cash and cash equivalents at January 1	13,386	9,093
Cash and cash equivalents at end of the period	20,972	18,600
(1) The financial results for the six months ended June 30, 2025 differ from the preliminary unaudited results disclosed in the Company’s July 31, 2025 earnings press releases. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited second quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2026	March 31, 2026 (3)	June 30, 2025 (4)
IFRS profit (loss) as reported	$(9,772)	$(76,216)	$(8,956)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	468	476	879
Non-cash impairment of digital assets	3,007	29,334	—
Non-cash change in the fair value of embedded derivatives	(170)	(10,630)	—
Non-cash interest on convertible debt and other financing (2)	2,474	4,979	108
Non-cash impact on gain (loss) on debt extinguishment	—	31,498	—
Non-IFRS profit (loss) adjusted	$(3,993)	$(20,559)	$(7,969)
IFRS basic profit (loss) per ADS as reported	($0.65)	($5.23)	($3.53)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.35
Non-cash impairment of digital assets	$0.20	$2.01	$0.00
Non-cash change in the fair value of embedded derivatives	($0.01)	($0.73)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.16	$0.34	$0.04
Non-cash impact on gain (loss) on debt extinguishment	$0.00	$2.16	$0.00
Non-IFRS basic profit (loss) per ADS	($0.27)	($1.41)	($3.14)
IFRS diluted profit (loss) per ADS	($0.65)	($5.23)	($3.53)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.35
Non-cash impairment of digital assets	$0.20	$2.01	$0.00
Non-cash change in the fair value of embedded derivatives	($0.01)	($0.73)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.16	$0.34	$0.04
Non-cash impact on gain (loss) on debt extinguishment	$0.00	$2.16	$0.00
Non-IFRS diluted profit (loss) per ADS	($0.27)	($1.41)	($3.14)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$2	$2	$13
Research and development	154	156	181
Sales and marketing	56	70	191
General and administrative	256	248	494
(2) Related to the difference between contractual and effective interest rates
(3) The financial results for the three months ended March 31, 2026 differ from the preliminary unaudited results disclosed in the Company’s May 5, 2026 earnings press releases. The changes primarily relate to the re-evaluation of the value of the convertible debt upon the amendment on February 10, 2026 to permit the full redemption of the notes.
(4) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s July 31, 2025 earnings press releases. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited second quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2026	2025 (3)
IFRS profit (loss) as reported	$(85,988)	$(16,224)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	944	1,893
Non-cash impairment of digital assets	32,341	—
Non-cash change in the fair value of embedded derivatives	(10,800)	—
Non-cash interest on convertible debt and other financing (2)	7,453	218
Non-cash impact on gain (loss) on debt extinguishment	31,498	—
Non-IFRS profit (loss) adjusted	$(24,552)	$(14,113)
IFRS basic profit (loss) per ADS as reported	($5.82)	($6.42)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.06	$0.75
Non-cash impairment of digital assets	$2.19	$0.00
Non-cash change in the fair value of embedded derivatives	($0.73)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.50	$0.09
Non-cash impact on gain (loss) on debt extinguishment	$2.13	$0.00
Non-IFRS basic profit (loss) per ADS	($1.66)	($5.58)
IFRS diluted profit (loss) per ADS	($5.82)	($6.42)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.06	$0.75
Non-cash impairment of digital assets	$2.19	$0.00
Non-cash change in the fair value of embedded derivatives	($0.73)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.50	$0.09
Non-cash impact on gain (loss) on debt extinguishment	$2.13	$0.00
Non-IFRS diluted profit (loss) per ADS	($1.66)	($5.58)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$4	$29
Research and development	310	386
Sales and marketing	126	414
General and administrative	504	1,064
(2) Related to the difference between contractual and effective interest rates
(3) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s July 31, 2025 earnings press releases. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.